Exhibit 23.1

Consent of Independent Auditors

The Board of Directors and Stockholders
Atlantic Coast Airlines Holdings, Inc.:

We consent to incorporation by reference in the registration statements (Nos. 333-41800, 333-66265, 333-15795 and 333-67492) on Form S-8 of Atlantic Coast Airlines Holdings, Inc. of our report dated January 27, 2004, except as to Notes 1(f) and 13, which are as of February 14, 2004, with respect to the consolidated balance sheets of Atlantic Coast Airlines Holdings, Inc. as of December 31, 2002 and 2003 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Atlantic Coast Airlines Holdings, Inc.

KPMG LLP

McLean, VA
February 17, 2004